

May 6, 2011

Via U.S. Mail

Mitch Edwards
Chief Financial Officer and General Counsel
Skullcandy, Inc.
1441 West Ute Blvd., Suite 250
Park City, UT 84098

> **Re:** **Skullcandy, Inc.**
> **Registration Statement on Form S-1, as amended by**
> **Amendment No. 1**
> **Filed April 28, 2011**
> **File No. 333-171923**

Dear Mr. Edwards:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

Critical Accounting Policies, page 41

Stock-Based Compensation, page 42

1. Tell us the fair value per common share, as determined by the third-party valuations performed on October 8, 2010 and December 31, 2010.

Report of Independent Registered Public Accounting Firm, page F-2

2.   Please revise the independent accountant's report to include the name of the accounting firm that issued it.

Note 2. Summary of Significant Accounting Policies, page F-7

3.   We note your response to comment 21 from our letter dated February 24, 2011. Please explain your statement that amounts paid to individuals under sponsorship arrangements are expensed as services are provided. Clarify whether you recognize the expense over the contract term or based on some other criteria. In addition, please tell us whether you prepay for these sponsorship arrangements and, if so, disclose the amount that is capitalized on your balance sheet.

Net Income (Loss) Per Share, page F-10

4.   Tell us why you have assumed the conversion of the convertible note into shares of common stock for purposes of your pro forma EPS presentation. In this regard, we note on page F-12 that the holder has the option to exercise its conversion right or accept the principal amount plus all accrued and unpaid interest as payment in full.

Note 5. Debt, page F-12

Long-term Debt, page F-12

5.   Please provide us with a rollforward of the convertible note balance from date of issuance to December 31, 2009 and December 31, 2010, including accrual and payment of interest for each period. In this regard, we note in your previously issued interim financial statements as of September 30, 2010 that the convertible note holders received a payment of $3,053,000 applied toward accrued but unpaid interest as an accommodation for allowing principal to be paid down on the unsecured subordinated promissory note. Please clarify how you accounted for such payment.

6.   You state that you have recorded the additional stockholder payment of $17,500,000 at its net present value. Tell us the amount of the discount and clarify for us whether it is the same as the fair value of the derivative as of December 31, 2010. In this regard, we note from the table on page F-12 that the stockholder payable is recorded at $17,500,000 at December 31, 2010.

7.   We note your response to comment 29 from our letter dated February 24, 2011 and your disclosure on page F-13 that you have issued promissory notes in the amount of $16,500,000 in connection with the management incentive bonus. Tell us where you have recorded the additional $1,000,000 that you retained for allocation in the future to various non-participating employees, as discussed on page 86.

Note 6. Stock Repurchases, page F-13

8.   We note your response to comment 25 from our letter dated February 24, 2011. Please
        address the following items:

        - With a view towards clarifying disclosure, tell us the business purpose of the
          transactions associated with the Securities Purchase and Redemption Agreement.
        - You state that employees (and former employees) sold 69,918 shares of common
          stock, the founder sold 25,137 shares of common stock and non-employee
          stockholders sold 323,375 shares of common stock. These amounts appear
          inconsistent with your statement on page F-13 that you repurchased 344,743
          shares of common stock. Please clarify this inconsistency. In addition, tell us the
          amount of compensation expense associated with employees participating in the
          Redemption Transaction, which you determined to not be material to the 2009
          financial statements.
        - Notwithstanding the fact that Mr. Alden received his common shares at the
          Company's inception, it appears that the decision to redeem these shares at a price
          above fair value was made with his involvement. It is unclear to us how you can
          separate the additional consideration he received from his function as chief
          executive officer of the company. Please advise.

Note 7. Income Taxes, page F-14

9.   Describe for us the nature of the adjustment labeled "change in value of derivative" in
        your income tax rate reconciliation. Tell us the reason for this reconciling item and
        clarify its impact on your income tax expense.

Note 9. Convertible Preferred Stock and Stockholders' Equity (Deficit), page F-16

10.   Tell us how you determined that your Series C preferred stock should be classified
        outside of permanent equity as of December 31, 2009 and 2010. In this regard, we note
        that you had classified the Series C preferred stock within stockholders' equity in your
        previously issued financial statements as of December 31, 2009. In addition, you had
        disclosed that there were 1,628 shares of Series C preferred stock outstanding at
        December 31, 2009.

Mitch Edwards
Skullcandy, Inc.
May 6, 2011
Page 4

You may contact Melissa Hauber, Staff Accountant, at 202-551-3368 or Robert Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Via facsimile to 714-755-8290
        B. Shayne Kennedy
        Latham & Watkins LLP